October 20, 2006

Telecomunicações de São Paulo S.A. - Telesp
Re:	Form 20-F for the year ended December 31, 2005 Filed April 12, 2006 File No. 001-14475

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

     On behalf of Telecomunicações de São Paulo S.A. – Telesp, a Brazilian corporation (“Telesp” or the “Company”), please find attached as Attachment A Telesp’s response to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) included in the Staff’s letter dated October 5, 2006, in connection with its review of Telesp’s Form 20-F for the year ended December 31, 2005.

     Please do not hesitate to contact me at 212-450-4779 should you have any questions or comments regarding the foregoing.

Very truly yours

Andrés V. Gil

Attachment

cc w/att:	Pedro Lucas Antón Lázaro Cleuton Augusto Alves

ATTACHMENT A

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Form 20-F for Fiscal Year Ended December 31, 2005

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 32

Discussion of Critical Accounting Estimates and Policies, page 35

1.	We note your response to prior comment 1. Please address the following items regarding your revenue recognition policy for pre-paid phone cards:
  It appears that your have the ability to determine the specific usage for each card through your System of Remote Network Supervision. Tell us why you do not calculate the usage of the entire population of cards using this methodology.

     We do not have the ability to determine the specific usage of each card through our System of Remote Network Supervision (“SRNS”). Every month, we sell approximately 13 million cards, into an average of 225 lots. Although each card has an internal system that limits its individual use at terminals, neither the SRNS nor any other system provides a mechanism to track a card’s remaining credit balance or to determine the amount of the deferred revenue related to such balance. Instead, the SRNS is only capable of identifying the amount of credits that have been used by an entire lot of cards and the SRNS is not capable of determining the revenue related to such used credits. It is because of this technological limitation that we conducted the studies discussed in our response immediately below and that we use such studies to estimate average usage periods.

  Clarify the nature and timing of the historical information that you have used to determine that the average period of usage is six months.

     The historical information that the Company uses to determine the average usage period consists of spot studies that gauge the consumption of random sample lots of cards in our SRNS. With respect to the timing of the information the Company uses, the studies were conducted in 2002 and 2005. As determined from the 2005 study, six months after the sales of the cards subject to spot sampling, only 7% of credits remained unused. The Company believes that this period of six months is justified given that such amount, 7%, is immaterial, particularly because such amount also includes credits that would never be used due to cards that have been lost or retained for non-use purposes, such as hobby collection, as opposed to simply unused. As shown in Note 4 to our financial statements, it should be noted that our revenues generated from public telephone service represented approximately 2% of our total revenues in 2005 and, accordingly, our revenues generated from the 7% of unused credits for public telephone service represented approximately 0.15% of our total gross revenues in 2005.

  Tell us the terms of your pre-paid phone cards, including whether they have stated expiration dates.

     Cards are sold with prices ranging from R$2.33 to R$8.74 (corresponding to from 20 to 75 credits). Prices for the cards are adjusted annually. Under the rules of our regulatory agency, ANATEL, cards never expire. Also, consumers do not have the right to return cards or receive refunds therefor.

  You state that cards that are unused for six months are treated as if their total credits were used during the sixth month after they were sold. Tell us your basis for recognizing the revenue on unused cards before the balance is used or expires. In addition, tell us the percentage of cards that are not used within six months after they are sold.

     The basis for recognizing the revenue on unused cards before their balances are used is that the balances are immaterial at the six month point and that at that point, it is impossible for the Company to identify how much of the unused balance is due to loss, collection (for leisure purposes) or reasons other than simply non-use. As stated, above, the percentage of credits that are not used within six months after cards are sold is 7%.

Note 27. Shareholders’ equity, page F-35

g. Payment of dividends and interest on capital, page F-38

2.	We note your response to prior comment 4. Please clarify for us why there were no differences between BR CL and US GAAP regarding the recognition of dividends in 2004 and 2005. Explain for us in more detail why there were no dividends pending approval at December 31, 2004 and 2005. In this regard, we note your statement that proposed dividends by management are accrued in the financial statements in anticipation of their approval at the shareholders’ meeting, which we understand occurs in the subsequent fiscal year. Please clarify the timing of the approval of dividends, including annual minimum dividends and interest on shareholders’ equity.

     In accordance with our Articles of Incorporation, our Board of Directors can approve the distribution of interim dividends and interest on share capital throughout the course of the year. Under both BR CL and US GAAP, these payments are recognized when they are formally declared by the Board. However, in accordance with BR CL, our financial statements are required to reflect as a liability dividends that exceed mandatory dividends when they are proposed by management. This differs from US GAAP in that under US GAAP, these payments would be recognized only after they are formally approved at the Annual Shareholders’ Meeting that occurs the following year.

     For the Company, in 2004 and 2005, there were no differences between BR CL and US GAAP regarding the recognition of dividends because the Company’s Board did not propose additional dividends beyond interim dividends declared in either of those years. Instead, the Company’s Board approved, and the Company recorded in its financial statements upon approval, only interim dividends and interest on share capital.

* * * *

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

COMPANY STATEMENT

     On behalf of TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP, a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, I have executed this statement of the Company on this 20th day of October, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

By:

	Name:	Pedro Lucas Antón Lázaro
	Title:	Chief Financial Officer